Exhibit 99.2

RARE ELEMENT RESOURCES LTD.

Annual Information Form

For the year ended June 30, 2009

February 5, 2010

TABLE OF CONTENTS

Page No.

PRELIMINARY NOTES

1

INFORMATION INCORPORATED BY REFERENCE

1

DATE OF INFORMATION

1

CURRENCY

1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

1

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

2

GLOSSARY OF MINING TERMS

1

CORPORATE STRUCTURE

1

NAME, ADDRESS AND INCORPORATION

1

INTERCORPORATE RELATIONSHIPS

2

GENERAL DEVELOPMENT OF THE BUSINESS

2

BUSINESS OVERVIEW

2

THREE YEAR HISTORY

2

FISCAL YEAR ENDED JUNE 30, 2007

3

FISCAL YEAR ENDED JUNE 30, 2008

3

FISCAL YEAR ENDED JUNE 30, 2009

4

SUBSEQUENT TO YEAR ENDED JUNE 30, 2009

5

SIGNIFICANT ACQUISITIONS

6

DESCRIPTION OF BUSINESS

6

GENERAL

6

COMPETITIVE CONDITIONS

7

EMPLOYEES

7

FOREIGN OPERATIONS

7

PROPERTIES OF THE COMPANY

7

BEAR LODGE PROPERTY – NORTHEASTERN WYOMING, USA

7

ACCESS AND INFRASTRUCTURE

10

HISTORY

10

GEOLOGY AND MINERALIZATION

11

RARE EARTHS

12

GOLD

12

DRILL-HOLE DATABASE

13

MINERAL RESOURCES

13

OTHER IMPORTANT CONSIDERATIONS

17

CONCLUSIONS AND RECOMMENDATIONS

17

EDEN LAKE PROPERTY – MANITOBA, CANADA

20

NUIKLAVIK PROPERTY – NEWFOUNDLAND, CANADA

21

RISK FACTORS

22

DIVIDENDS

28

DESCRIPTION OF CAPITAL STRUCTURE

29

COMMON SHARES

29

MARKET FOR SECURITIES

29

MARKET

29

TRADING PRICE AND VOLUME

29

ESCROWED SECURITIES

30

- ii -

DIRECTORS AND OFFICERS

30

NAME, OCCUPATION AND SECURITY HOLDING

30

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

31

CONFLICTS OF INTEREST

32

INFORMATION ON AUDIT COMMITTEE

32

RELEVANT EDUCATION AND EXPERIENCE

32

AUDIT COMMITTEE CHARTER

33

INDEPENDENCE

33

FINANCIAL LITERACY

33

AUDIT COMMITTEE OVERSIGHT

33

RELIANCE ON CERTAIN EXEMPTIONS

33

PRE-APPROVAL POLICIES AND PROCEDURES

33

AUDIT FEES

33

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

34

LEGAL PROCEEDINGS

34

REGULATORY ACTIONS

34

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

34

TRANSFER AGENTS AND REGISTRARS

35

MATERIAL CONTRACTS

35

INTERESTS OF EXPERTS

35

NAME OF EXPERTS

35

INTERESTS OF EXPERTS

35

ADDITIONAL INFORMATION

35

GENERAL

35

Schedule “A” – Audit Committee Charter

A-1

PRELIMINARY NOTES

Information Incorporated by Reference

The following documents, which have been filed with the regulatory authorities in each of the Provinces of British Columbia and Alberta, are specifically incorporated by reference and form part of this annual information form (the “Annual Information Form” or “AIF”). These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) at www.sedar.com:

(a)

audited consolidated financial statements for the year ended June 30, 2009, together with the auditors’ report thereon dated October 16, 2009;

(b)

management’s discussion and analysis (MD&A) for the year ended June 30, 2009; and

(c)

the Technical Report prepared by Alan C. Noble, P.E. of Ore Reserves Engineering in association with James G. Clark, Ph.D. L.Geo. and Donald E. Ranta, Ph.D., C.P.G. of Rare Element Resources Ltd. entitled “Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project” dated April 10, 2009, as amended and restated on April 10, 2009 and filed on SEDAR on June 29, 2009.

Date of Information

Throughout this AIF, Rare Element Resources Ltd. is referred to as the “Company” or “Rare Element”.  All  information herein is as at June 30, 2009, being the date of the Company’s most recently completed financial year, unless otherwise indicated.  Other information herein is updated as necessary so as not to be misleading.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” are to US dollars and all references to “CDN dollars” or to “C$” are to Canadian dollars.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this AIF.  Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements in this AIF speak only as of the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events other than as required by applicable law.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors. See “Risk Factors”.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of Proven and Probable Reserves used in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms used in the mining industry and in this AIF:

“Advanced Stage”

means a mineral property that has, determined through the results of exploration, substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

“Alkaline rocks”	means igneous rocks with a high potassium and a low silica content; fine-grained alkaline extrusive or subvolcanic rocks are commonly trachyte or phonolite
“Carbonatite”	means a carbonate rock of apparent magmatic origin, generally associated with alkaline igneous rocks means
“Commercial Development”

means a decision made by the Company, after extensive engineering, economic, environmental, design and feasibility studies are completed, to proceed with the removal and recovery, for commercial profit, of ores, minerals and mineral resources from any portion of a mining property

“Cutoff grade”

is the lowest grade of mineralized material that qualifies as ore in a given deposit.  It is used to define a mineral deposit that has reasonable prospects for economic extraction.  In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices

“Disseminated” or “dissemination”	is a descriptive term referring to mineral grains, which are scattered throughout a rock material
“g/t”	means grams per tonne
“ID2”	means Inverse Distance Squared, being a method of estimating mineral resources
“Indicated Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed (This definition is set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition of Standards on Mineral Resources and Mineral Reserves.)

“Inferred Mineral Resource”

is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“m”	means metre or metres
“Measured Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“Metallurgy”	the science and art of extraction of metals from their ores and preparing them for use
“Mineral Deposit”

means an identified in-situ mineral occurrence from which valuable or useful minerals may be recovered.  Mineral deposit estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence of mineralization and on the available sampling results

“Mineralization”	the process by which minerals are introduced and concentrated within a host rock, and the product of this process
“Mineral Reserve”

means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“Mineral Resource”

means a concentration or occurrence of diamonds, natural solid inorganic material, or fossilized organic material including base and precious metals, coal, diamonds or industrial minerals in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“NI 43-101”	means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators
“ppm”	means parts per million

“Probable Mineral Reserve”

means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“Proven Mineral Reserve”

means that economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“Qualified Person”

 means, under NI 43-101, an individual: (a) who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member

“RC”

means reverse circulation percussion drilling in which the drill hole is advanced by the hammer action of the drill bit and where the circulation of compressed air used to bring the samples to the surface is reversed to the normal to reduce sample contamination

“REE”	means rare-earth elements, including the lanthanide series of elements plus yttrium and scandium
“REO”	means the oxides of the rare-earth elements, which is an industry standard method of presenting REE assay data
“SEC Industry Guide 7”

means the mining industry guide entitled “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” contained in the Securities Act Industry Guides published by the United States Securities and Exchange Commission, as amended

“Technical Report”

means a report prepared and filed in accordance with NI 43-101 and Form 43-101F1 Technical Report that does not omit any material scientific and technical information in respect of the subject property as of the date of the filing of the report

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Company Act (British Columbia) (the “B.C. Company Act”) on June 3, 1999 under the name “Spartacus Capital Inc.” On July 25, 2003, the name was changed to “Rare Element Resources Ltd.” The Company transitioned out of the B.C. Company Act and into the Business Corporations Act (British Columbia) (the “BCBCA”) on November 9, 2004.

Effective December 20, 2004, the Company’s authorized share capital was increased from 100,000,000 common shares to an unlimited number of common shares without par value.

Effective October 8, 1999, the Company completed its initial public offering of 1,500,000 common shares at CDN$0.20 per share, raising CDN$300,000 in gross proceeds.  The common shares of the Company began trading on the TSX Venture Exchange (the “TSXV”) on November 15, 1999.

The Company has one wholly-owned subsidiary, incorporated under the B.C. Company Act on July 12, 1996, under the name of “Paso Rico Resources Ltd.” (“Paso Rico”). Paso Rico has three wholly-owned subsidiaries:

1.

Paso Rico (USA) Inc.,  incorporated on August 21, 1997 in Wyoming, USA;

2.

Minera Santa Regina SA de CV, incorporated on August 7, 1991 in Mexico; and

3.

Compania Minera Real de las Lomas SA de CV, incorporated on April 18, 1991 in Mexico.

The Company is in the process of winding down its two Mexican subsidiaries.

The principal corporate offices of the Company are located at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada, V6C 1Z7. The Company’s registered and records office is located at 2610 – Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in British Columbia and Alberta.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation and the percentage of voting securities held:

GENERAL DEVELOPMENT OF THE BUSINESS

Business Overview

The Company’s business is the acquisition and exploration of mineral properties.  The Company’s principal property is the Bear Lodge property (the “Bear Lodge Property”) located in northeastern Wyoming, USA.  The Bear Lodge Property contains large disseminated REE deposits as well as extensive gold occurrences.

Organized as a venture capital pool company whose activities were focused on the identification and completion of a qualifying transaction, defined in accordance with the policies of the TSXV, the Company transitioned to a venture company on July 25, 2003 coincident with the completion of its qualifying transaction, comprised of a reverse takeover acquisition of Paso Rico and the completion of a private placement to raise gross proceeds of CDN$551,000.  Paso Rico’s main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the Bear Lodge Property.  The Company assumed 100% ownership of the Bear Lodge Property on August 27, 2002, subject to a 2% net smelter return (“NSR”) royalty that was purchased in March 2009 for $50,000.

The Company itself is exploring the REE deposit (the “Bear Lodge Project”) and, as of June 30, 2009, had expended $1,600,000 on acquisition and exploration.  On June 14, 2006, pursuant to the terms of a joint venture agreement (the “Newmont Joint Venture Agreement”) between Rare Element and Newmont North America Exploration Limited (“Newmont”) regarding the Bear Lodge Property, the Company optioned the rights for gold exploration (the “Sundance Gold Venture”) to Newmont, providing Newmont with the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5,000,000 on property exploration by 2011.  As of June 30, 2009, Newmont had expended $2,100,000 on the Sundance Gold Venture.

Three Year History

The following is a summary of the general development of the Company’s business over the last three financial years and includes all of the key material contracts and arrangements the Company entered into during this period.

Fiscal year ended June 30, 2007

REE Exploration Activities

Drilling conducted by the Company at the Bear Lodge Property began in August 2004 and continued intermittently through October 2008.  A total of 13,317 feet was completed in twelve core holes that range in depth from 943 feet to 1,886 feet.  Dr. James Clark, V.P. Exploration of the Company, supervised the drilling on site during 2004, 2005, 2007, and part of 2008.  In his absence during 2008, another geologist experienced in industry-standard drilling practices was on site.

Gold Exploration Activities

During fiscal 2007, Newmont conducted gold exploration drilling operations in 2007 on the Bear Lodge Property as part of its Sundance Gold Venture with the Company.  The drilling was performed in September and October of 2006 and included 535 meters of core in two drill holes and 1,688 meters of RC drilling in nine holes.  In 2007, drilling operations took place during June to August and again in October.  One core hole was drilled to a depth of 758 feet (231 meters), and 14 RC holes were drilled with a total footage of 9,375 feet (2,857.5 meters).  The drilling was conducted at the Taylor and Carbon SE targets.

Financing

On September 22, 2006, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021.  Each unit comprised one common share and one-half of a non-transferable share purchase warrant.  A whole warrant could have been exercised to purchase one additional common share of the Company at CDN$0.75 per share until March 22, 2008.  129,166 of these warrants were exercised during fiscal 2007, 700,847 warrants were exercised in fiscal 2008, and 3,336 warrants expired unexercised.

Fiscal year ended June 30, 2008

REE Exploration Activities

The Company continued its REE exploration program on the Bear Lodge Property, including the drilling of three core holes of the twelve holes noted above, under the supervision of Dr. James Clark, V.P. Exploration of the Company.

Gold Exploration Activities

Newmont’s drilling activities in 2008 were limited to the deepening of Rare Element’s drill hole RES08-4 from 900 feet to the total depth of 1,836 feet.  Newmont’s principal focus in 2008 was on geological, geochemical and geophysical studies as well as the permitting of an Environmental Assessment (the “EA”) to allow flexibility for a large drilling effort on the Bear Lodge Property in 2009.

Down-hole surveys were conducted for one of the three Newmont core holes, but not for the RC drill holes.  Drill hole SUN-007c (807 feet) showed no down-hole variation in azimuth, but shallowed progressively from -45° at the collar to -41.5° at the bottom of the hole (3.5° over 807 feet).

Drilling by Newmont at the Taylor and Carbon SE targets in 2006 and 2007 identified large blocks of near-surface low-grade gold mineralization.  At the Taylor target, the drilling indicates that low-grade gold mineralization is spread over an extensive area of nearly 600 meters diameter, although the drill spacing is insufficient to demonstrate continuity in all but the central part of the area.  The gold mineralization appears to persist to depths of about 150 meters.  Strongly anomalous gold mineralization at the Carbon SE target covers an east-northeast-trending area with dimensions of about 70-meters NNW-SSE by 300-meters ENE-WSW.  The mineralization appears to weaken to the SW in the area of a geophysical (IP/resistivity) anomaly, but it is open to the ENE.

Financing

On November 5, 2007, the Company completed a non-brokered private placement for gross proceeds of CDN$1,075,000.  The offering consisted of 1,075,000 units at CDN$1.00 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  A whole warrant was exercisable into a common share of the Company at CDN$1.35 until May 5, 2009.  All of the warrants expired unexercised.

Fiscal year ended June 30, 2009

REE Exploration Activities

From July through October 2008, the Company completed drilling four core holes to test rare-earth mineralization on the Bear Lodge Property. In February 2009, REE assay results from the four holes were released.  Three of the holes were drilled into the Bull Hill Southwest target, where a historical resource had been previously estimated.  The fourth hole was drilled to test an area with both REE and gold potential.  Highlights of the drill program include relatively thick intercepts of rare-earth mineralization in three holes and higher grades in drill holes RES 08-1 and 08-3. REE assay values are reported by convention as the combined oxide equivalents (“REO”) of the fifteen elements plus yttrium in the series.  The oxide equivalents are approximately 15.6% higher than the combined metal assay values.  The Bear Lodge Project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, samarium), and in particular the first four of these.

Assaying of the rare-earth elements was conducted by Activation Laboratories (“ActLabs”) in their Ancaster, Ontario assay facility.  The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish.  ActLabs is recognized as an internationally respected analytical laboratory with extensive experience in REE analysis.

The Company selected samples from the 2008 core drilling program for further metallurgical study and testing. Beneficiation tests were conducted on oxidized, and unoxidized, rare-earth mineralized carbonatite samples to determine the feasibility of producing commercial rare-earth products.

In April 2009, the Company completed a NI 43-101 compliant Technical Report with an inferred mineral resource estimate for the Bear Lodge Property.

Gold Exploration Activities

On March 31, 2009, pursuant to the terms of a royalty re-purchase agreement between the Company and Freeport-McMoRan Corporation (“Freeport”), the Company re-purchased the royalty interest (the “Royalty”) on certain claims, which includes an area of interest on the Bear Lodge Property from Freeport, the successor company following the acquisition of Phelps Dodge Corporation Mining Division (“Phelps Dodge Corporation”).  The Royalty is on all minerals produced on the claims, and the area of interest, that covers approximately six square miles in the center of the district, including both rare-earth and gold mineralization occurrences.  The 50 unpatented claims with the Royalty were held previously by Freeport (under its former name of Phelps Dodge Corporation), and were transferred to a wholly-owned subsidiary of Rare Element, by way of a mineral lease and option for deed signed on March 30, 2000.  Subsequently, the mineral lease and option agreement was terminated and replaced on September 30, 2002, with a production royalty of 2% NSR payable to Freeport.  Rare Element repurchased the Royalty for a one-time payment of $50,000. The Company’s gold and precious-metals partner, Newmont, as manager, elected for the Sundance Gold Venture to acquire the Royalty, other than as it relates to the rare earths and uranium and $27,000 was assigned to this portion of the Royalty which would be credited toward Newmont’s earn in requirement under the Newmont Joint Venture Agreement.

There is a sliding scale royalty on certain state lease land due to the state of Wyoming if ore is mined from the section belonging to the state.

Newmont delayed its exploration drilling program as it was waiting for the drilling permit – see “Subsequent to year ended June 30, 2009” for more gold exploration activities. Additional geological, geochemical, and geophysical exploration was conducted by Newmont during this period.

Financing

On May 27, 2009, the Company completed a non-brokered private placement for CDN$1,500,000.  The offering consisted of 2,000,000 units at CDN$0.75 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  A whole warrant is exercisable into a common share of the Company at CDN$1.00 until November 27, 2010.

Subsequent to year ended June 30, 2009

REE Exploration Activities

In July 2009, the Company reported encouraging REE metallurgical test results on oxide samples from the Bear Lodge Property.  These initial metallurgical tests on near-surface oxide material, which were collected from three holes of the 2008 core drilling program, consisted of crushing to -1/4-inch, scrubbing, and screening with the finest fractions (-500 mesh) enriched in REE.  The tests at various sieve sizes resulted in a range of recoveries and pre-concentrate grades. Subsequent metallurgical testing was reported in September 2009 indicating 90% recovery of the REE values in 32 weight-percent of the original material with an average grade of 13% REO in a pre-concentrate. Metallurgical testwork is continuing at Mountain State Research & Development International in Vail, Arizona.  More work is planned to continue upgrading the pre-concentrates and advancing to concentrates through a variety of testing methods.

The three 2008 holes that provided samples for compositing and the testing were drilled to provide representative samples across the full width of the Bull Hill Southwest deposit, and to test the oxide zone of mineralization. The oxide zone extends from surface to depths of 300 to 500 feet.  Excellent exploration potential provided encouragement that the oxide zone can be expanded considerably by step-out drilling.

In August 2009, drilling began on the resource expansion program for REE mineralization on the Bear Lodge Property.  Drill-hole locations were chosen as step-offs of the known oxide mineralization, to test other high-potential targets, and to provide additional material for metallurgical testing of a suite of samples that are representative of the entire oxide portion of the rare-earth deposit.

The initial ten core holes of the drill program tested the up-dip extension of oxide mineralization of the Bull Hill Southwest resource.  Expansion of the deposit upward, above the defined resource area in the uppermost portion of the oxidized carbonatite dikes, and along strike have potential to gain substantial additional tonnage of oxide mineralized material.

A number of drill holes tested the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target, as offsets to historical Hecla drill-hole WP-2.  Angle hole WP-2 intercepted nearly 56 meters (186 ft) of near-surface, high-grade REE mineralization. Assay results are pending.  Other targets that require drill testing include a conceptual deep carbonatite plug, the Whitetail Ridge REE mineralization, and the fault offset of the Bull Hill Southwest dikes.

In October 2009, the Company engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the REE development potential of the Company’s Bull Hill Southwest rare-earths deposit.

In December 2009, the Company received the REE assay results from the first five holes of the nineteen-hole, 2009 core-drilling program.  All five holes were drilled for an expansion of the Bull Hill Southwest resource, where a NI 43-101 compliant resource was estimated earlier in the year.  These five drill holes all contained good thicknesses of average to high-grade REE mineralization and indicate that an expansion of the resource along strike to the northwest and southeast, and up-dip, will be likely. Assay results are pending for additional holes drilled near the resource area.

All of the above REE exploration activities took place under the supervision of James G. Clark, Ph.D., L.Geo., a Qualified Person as defined by NI 43-101.

Gold Exploration Activities

In July 2009, the Company and Newmont received an exploration permit allowing for an expanded drilling program on the Bear Lodge Property.  This permit will allow a comprehensive exploration program of the gold targets and the rare-earth targets on up to 200 acres of disturbance.

In July 2009, drilling for gold began anew on the Bear Lodge Property.  Newmont manages gold exploration at the Sundance Gold Venture and is in its fourth year to earn a 65% interest in the Bear Lodge Project by spending $5,000,000 over a five-year period.  Exploration work was focused on the expansion of known gold-mineralized areas, including the Smith, Taylor, and Carbon targets, and the discovery of higher-grade gold mineralization.   Most of the holes were placed on the Smith target, which is known to have higher-grade gold mineralization.

In December 2009, the Company received the assay results from all eighteen holes drilled by Newmont in the 2009 drilling program.  Several of these holes expanded the gold mineralized zone in the Smith target, and limits are being defined in the Taylor and Carbon targets.  Mineralization remains open in several directions in each target, and some of the better grade zones remain to be offset with additional drill holes.  The assay results continue to indicate potential for significant near-surface oxide mineralized systems.

Financing

On July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1,200,000 units at a price of CDN$1.50 per unit.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at CDN$2.10 until January 24, 2011.

On September 21, 2009, the Company completed a CDN$3,000,000 financing consisting of 1,000,000 units.  Each unit was priced at CDN$3.00 and consists of one common share and one common share purchase warrant.  Each full warrant will allow the holder to purchase one additional common share of the Company at CDN$4.25 until
March 21, 2011.

Significant Acquisitions

The Company made no significant acquisitions during its financial year ended June 30, 2009.

DESCRIPTION OF BUSINESS

General

The Company was incorporated under the laws of the B.C. Company Act on June 3, 1999 under the name “Spartacus Capital Inc.”.  On July 25, 2003, the name was changed to “Rare Element Resources Ltd.”.

Originally, the Company was organized as a venture capital pool company whose activities were focused on the identification and completion of a qualifying transaction, defined in accordance with the policies of the TSXV, the Company transitioned to a venture company on July 25, 2003 coincident with the completion of its qualifying transaction, comprised of a reverse takeover acquisition of Paso Rico and the completion of a private placement to raise gross proceeds of CDN$551,000.  Paso Rico’s main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the Bear Lodge Property.  The Company assumed 100% ownership of the Bear Lodge Property on August 27, 2002, subject to a 2% NSR royalty that was purchased in March 2009 for $50,000.

The Company is exploring the REE deposits, and, as of June 30, 2009, had expended $1,600,000 on acquisition and development on the Bear Lodge Project.  In June 2006, the Company optioned the gold exploration to Newmont whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5,000,000 on property exploration by 2011. As of June 30, 2009, Newmont has expended $2,100,000 million on the Sundance Gold Venture. The Bear Lodge Property is the Company’s only material property.

In April 2006, the Company acquired the Kipawa Property by staking 26 claims, totaling approximately 1,531 hectares.  The property is located in Quebec, 90 kilometers northwest of North Bay, Ontario.  The Company wrote off $4,841 in fiscal 2007 upon making an agreement to sell the property.  On October 12, 2007, the Company sold the Kipawa Property for its residual carrying amount of $1,416.

Subsequent to its year-ended June 30, 2009, the Company acquired the two properties listed below, both of which are not considered to be material by the Company.

On October 31, 2009, the Company signed a purchase and sale agreement to acquire 100% of the Eden Lake REE project (the “Eden Lake Property”), located in west-central Manitoba, from VMS Ventures Inc. (“VMS Ventures”) for payment of 300,000 common shares, subject to a 3% NSR royalty to Strider Resources Limited (“Strider Resources”). On November 13, 2009, the Company signed a letter of intent with Medallion Resources Ltd. (“Medallion”), whereby the Company granted to Medallion an option (the “Medallion Option”) to earn a 65% interest in a joint venture to explore the Eden Lake Property.  See “Properties of the Company”.

On January 6, 2010, Rare Element entered into a purchase and sale agreement with Altius Resources Inc. (“Altius Resources”) to acquire 100% of the Nuiklavik REE prospect (the “Nuiklavik Property”), located near tidewater in eastern Labrador for payment of 200,000 common shares. The Nuiklavik Property is subject to a gross overriding royalty of 2% to Altius Resources. See “Properties of the Company”.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire further properties will depend not only on its ability to operate and develop its properties but also on its ability to select and acquire suitable properties or prospects for development or mineral exploration.

Employees

As of the date of this AIF, the Company has 2 full and part time employees and 5 people working on a consulting basis.  The operations of the Company are managed by its directors and officers.  The Company engages geological, metallurgical, and engineering consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

Foreign Operations

The Company’s material property, the Bear Lodge Property, is currently located in the United States and, as such, a substantial portion of the Company’s business is exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Properties of the Company

Bear Lodge Property – Northeastern Wyoming, USA

Acquisition Details

The Company’s business is the acquisition and exploration of mineral properties.  The Company’s principal property is the Bear Lodge Property located in northeastern Wyoming, USA.  The Bear Lodge Property contains large disseminated REE deposits as well as extensive gold occurrences.

The following summary is extracted from a Technical Report titled “Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project” prepared by Alan C. Noble, P.E. of Ore Reserves Engineering (“O.R.E.”) in association with James G. Clark, Ph.D. L.Geo. and Donald E. Ranta, Ph.D., C.P.G. of the Company dated April 10, 2009, as amended and restated on April 10, 2009. Alan C. Noble, P.E., James G. Clark, Vice President-Exploration of the Company and Donald E. Ranta, President of the Company, prepared the new resource model and compiled the NI 43-101 Technical Report on the Bear Lodge Property.  Alan C. Noble, P.E. is the Principal Engineer of O.R.E. and is the independent Qualified Person for the purpose of NI 43-101 for the Technical Report. Additionally, Mr. Noble performed the mineral resource estimation, is the primary author of the Technical Report on the Bear Lodge Property and supervised the preparation of the Technical Report. Dr. James G. Clark, Ph.D., L.Geo., and Dr. Donald E. Ranta, Ph.D., C.P.G. assembled the geologic and exploration activity information for the report, and they are both Qualified Persons for the purposes of NI 43-101.  The complete Technical Report, as amended and restated, can be viewed on SEDAR at www.sedar.com, including all qualifications, assumptions, and exclusions that relate to the information set out in this document. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The technical information in this document and the referenced Technical Report, as amended and restated, are each intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in this AIF is subject to the assumptions and qualifications contained in this document and the referenced Technical Report. The detailed disclosure contained in the above mentioned Technical Report, as amended and restated, is incorporated by reference into this AIF.  The Bear Lodge Property is the Company’s only material property.

Rare Element is progressing with technical work at its Bear Lodge Property in Crook County, Wyoming. Rare Element acquired the property initially to test near-surface REE targets, which were identified, but incompletely tested, by Hecla Mining Company (“Hecla”) during its former control of the property, and also to consider the potential for near-surface and deeper gold mineralization. While conducting the technical work, Company personnel and contractors recognized the potential of future mining operations for the following: 1) medium- to high-grade rare-earth resources, 2) near-surface low-grade gold mineralization, and 3) potential high-grade gold mineralization at depths below or lateral to the surface low-grade mineralization. Rare Element is independently advancing the rare-earth potential of its Bear Lodge Project with drilling, metallurgical testing, and associated geological activities. In the Sundance Gold Venture, the Company and its partner, Newmont, a subsidiary of Newmont Mining Corporation, are focused on geological, geochemical and geophysical exploration, expansion of the land position, and drilling to define and expand the near-surface low-grade gold mineralization, as well as to identify and test the most favorable targets for deep, high-grade gold mineralization.

The purpose of the NI 43-101 Technical Report on the Bear Lodge Property is to document a mineral resource model for the rare-earth mineralization and to report on technical activities to date for both the REE exploration and the gold exploration. The resource model is largely based on the current geologic interpretation derived from Hecla and Rare Element’s data and supplemented by surface exploration work and a number of new drill holes completed by the Company. The recently developed resource model is compliant with NI 43-101 standards and lies within a contiguous claim block controlled by the Company and joint ventured with Newmont. A central portion of this claim block on and around Bull Hill is defined as a “study area” for purposes of REE mineral resource estimation. Exploration permitting, drilling, and other field exploration activities are focused within this area. The REE deposits within the boundaries of the claim block, and more specifically the study area, are the principal objective of this report. Gold occurrences are located at the margins and outside the limits of the REE study area within the Sundance Gold Venture property, and these areas are under investigation by Newmont.

The total inferred mineral resource in the Bull Hill model area is estimated as 9.8 million tons with an average grade of 4.1% REO, using a cutoff grade of 1.5% REO.

BEAR LODGE PROJECT
85
N
14
Sundance
90
Lead
16
Newcastle
85
90
WYOMING
SOUTH DAKOTA
0 5 10 15 20 25
Miles
CANADA
Vancouver
Bear Lodge Project
WY.
USA

Figure 0-1
Location of the Bear Lodge Project in northeastern Wyoming and the northern Black Hills.

Location

The Bear Lodge Property is located in central Crook County, northeastern Wyoming (Figure 0-1), in the northwestern portion of the Black Hills uplift. The Bear Lodge Property is situated immediately near and north of the crest of the Bear Lodge Mountains, a relatively small northwesterly trending range. The project area is flanked to the west by the Powder River Basin, famous for its extensive coal mines, and is surrounded by the Great Plains. The Bear Lodge Property lies approximately 12 miles by road northwest of the small town of Sundance, Wyoming, approximately 22 air miles west of the South Dakota state line, and 55 air miles east of the larger town of Gillette, Wyoming. Gillette can provide many of the services required by the mining industry. Cheyenne, the Wyoming state capitol, is located about 230 miles to the south of the project area.

The Bear Lodge Property is located within parts of Sections 7, 16, 17, 18, 21, 28, 29, 32, and 33 in Township 52N and Range 63W, Sixth Principal Meridian. The approximate center of the claim block is at longitude 104 degrees 27 minutes West and latitude 44 degrees 30 minutes North (UTM coordinates 4,927,000N and 544,000E).

Rare Element, through its wholly owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. These claims were, in part, acquired from Phelps Dodge Corporation by way of a “Mineral Lease and Option for Deed”. Some of the claims and a portion of a defined area of influence surrounding the claims are subject to a production royalty of 2% NSR payable to Phelps Dodge Corporation (now known as Freeport).  Rare Element owns a portion of the claim group outright, and those claims are not subject to the NSR. The property comprises 90 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont signed an agreement to establish the Sundance Gold Venture on the Company’s Bear Lodge Property. Newmont has the right to earn a 65% working interest in the Bear Lodge Property, excluding any rights to the REE and uranium, but including rights to gold and other metals, by performing $5 million in mineral exploration expenditures over a five-year period (by June 2011).  Newmont also has the right to earn an additional 15% working interest by completing a positive feasibility study at no cost to Rare Element. If the Company’s interest is reduced to 20% for any reason, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of Sundance Gold Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at the London Interbank Offered Rate (LIBOR) plus 3%, shall be recouped from 90% of the Company’s portion of the proceeds from production.

In early April 2006, Newmont located an additional 116 unpatented mineral claims, which are included as part of the Sundance Gold Venture property. These claims are situated along the western, northern, and eastern margins of the original claim block brought to the Sundance Gold Venture by Rare Element. The total Sundance Gold Venture area of interest covers an area of approximately nine square miles, mostly located in the northern portion of the Bear Lodge Mountains. Newmont is the operator of the Sundance gold-exploration program. The Company will continue to operate its Bear Lodge REE exploration program; however, if the two exploration programs conflict, the Sundance Gold Venture, under Newmont, may choose to operate both programs.

Access and Infrastructure

Access to the Bear Lodge Property is very good, but in the winter months the property is not as readily accessible due to snow accumulation.  Primary access to the Bear Lodge Property is from the town of Sundance, situated along US Interstate Highway 90. The project area is reached by traveling on paved roads west from Sundance about 1.5 miles along US Highway 14, then north on US Forest Service Taylor Divide Road #838 for 7.4 miles to the summit of Warren Peaks. The final 3.2 miles to the Bull Hill area of the property is on well-maintained gravel roads (continuing on USFS#838 and then right on USFS#851) until the turnoff to the Bull Hill Road, about 0.8 miles of a narrow one-lane dirt road leading to the Bull Hill REE target area.

Motels, restaurants, and gas stations are available to the south in the nearby town of Sundance, and a greater variety of accommodations and services are available to the east in Spearfish, South Dakota. Necessary infrastructure, such as housing, food, fuel, etc., would be available in either town, or further to the west in Gillette, Wyoming, should an economic discovery be made.  Water rights would likely be available through purchase, and a major power line runs within a mile of the project area.  Supplies can be trucked to the site 60 miles from Gillette, which is located on both US Interstate Highway 90 and rail lines.  A Burlington Northern rail transport line also runs through Moorcroft, 34 miles west of Sundance.  The Gillette area has a coal-fired power plant, and the city would be a major logistics center for any development at the Bear Lodge Property. The current size of the property is sufficiently large to support a mining operation, with no foreseeable obstacles regarding expansion, subject to a favourable environmental permitting outcome.

History

The following section discusses a number of historical mineral resource estimates that are included as part of the historical record for the project.  None of these estimates have been prepared according to the standards of NI 43-101 and a qualified person has not done sufficient work on these estimates to classify them as current mineral resources. Furthermore, Rare Element does not consider the historical estimates as current mineral resources and the historical estimates should not be relied upon.

The Bear Lodge Mountains were initially prospected for gold during the late nineteenth and early twentieth century, with a reportedly short-lived mine and mill in operation. Thorium and rare-earth mineralization in the Bear Lodge Mountains were first discovered in 1949, and a USGS report in 1953 documented this mineralization. The US Bureau of Mines completed a limited radiometric survey and drilling program in the early 1950s. The associated exploration activity, including the excavation of numerous bulldozer trenches, was short-lived however, as there was no readily available market for those commodities at that time.

In 1972 Duval Corporation (“Duval”) acquired the exploration rights to the area based on the results of a stream sediment geochemical survey. Duval initiated a work program of geology, geochemistry, geophysics, and drilling focused on a “Palabora porphyry-type” copper-molybdenum target concept. After drilling with limited success, Duval recognized the potential of the Bear Lodge Property to host a possible economic REE deposit, and the company enlisted the services of Molycorp Inc. (“Molycorp”) as an operating joint venture partner in 1978. From 1978 to 1980, Molycorp completed additional geochemical and geophysical surveys plus more drilling. Molycorp withdrew in 1980 owing to mergers and other impediments, and Duval abandoned the Bear Lodge Property in 1984.

In 1983 M.H. Staatz of the U. S. Geological Survey published Professional Paper 1049D, entitled “Geology and Description of Thorium and Rare-Earth Deposits in the Southern Bear Lodge Mountains, Northeastern Wyoming”. The report concludes that “the Bear Lodge disseminated deposits have one of the largest resources of both total rare earths and thorium in the United States”.

In 1982 FMC Corporation (“FMC”) acquired ground adjacent to the Duval property and initiated geological-geochemical-geophysical exploration for gold mineralization in the alkaline intrusive rocks. The company was active until 1986, and its drilling program identified a small, low grade gold resource in the Smith Ridge area. International Curator Resources Ltd. optioned FMC’s property in 1987 and completed additional resource definition drilling. Coca Mines, Inc. (“Coca Mines”) acquired the property in 1990, conducted additional drilling in the Smith Ridge area, and defined a mineral resource of 8.2 million tons averaging 0.023 ounces of gold per ton in the East and West Breccia (Smith) deposits (a historical resource estimate not compliant with NI 43-101).

Hecla acquired a land position in the Bear Lodge Mountains in 1986 and added to the claim block in 1988 by optioning a claim block then held by Newmont Mining Corporation. Hecla concentrated on rare-earth exploration until the end of the 1990 field season, when it acquired Coca Mines. Following the Coca Mines acquisition, Hecla focused on the low-grade gold potential of the merged property position, beginning in 1991. Hecla completed 12 diamond drill holes (13,756 ft) during its REE exploration phase and estimated a resource of 4.3 million tons averaging 3.8% total rare-earth oxides in several carbonatite dike sets along the southwestern flank of Bull Hill (a historical mineral resource estimate not compliant with NI 43-101). Hecla’s gold exploration activities defined six targets. Four of the targets were drill tested (12 RC holes totaling 3,195 ft), and Hecla reported that the potential for increasing the previously estimated gold resource was good. Hecla failed to joint venture the property, and their interest was abandoned in the early 1990’s.

Newmont Exploration Limited (“NEL”) acquired ground in the district and carried out gold exploration activities from 1986 until 1988. NEL drilled ten RC holes on ground held by the current Rare Element-Newmont joint venture; most of the holes were drilled in the vicinity of the Carbon target. In 1994, Phelps Dodge Corporation acquired a large part of the area and, during the next 3 years, focused their efforts on exploration for gold using trenching and drilling. Phelps Dodge Corporation was the first company to use trenching to inspect and sample bedrock as a general exploration tool. Both the Taylor and Carbon targets were explored with trenches and several follow-up drill holes. NEL’s drill holes and most of the Phelps Dodge Corporation drill holes were vertical and did not adequately test the steeply dipping mineralized structures in the targets.

Geology and Mineralization

The Bear Lodge Mountains of northeastern Wyoming are composed primarily of the upper levels of a mineralized Tertiary alkaline-igneous complex that is a component of the Black Hills Uplift of western South Dakota and northeastern Wyoming. Multiple intrusions of the Bear Lodge alkaline system with associated breccia bodies domed the surrounding Paleozoic and Mesozoic sedimentary rocks in the early Tertiary. Rare-earth and gold mineralization are found in separate areas of the central crest and northern part of the Bear Lodge Mountains. The Bear Lodge complex is surrounded by Paleozoic and Mesozoic sediments to the south, and post-mineral Tertiary sediments to the north.

The Bear Lodge Property and included mineral deposits are located in the prospective eastern Rocky Mountain alkaline-igneous province that stretches from Canada to Mexico. The mineral deposits are related to an alkalic igneous gold-REE system that exhibits strong similarity to the “giant” Cripple Creek, Colorado gold deposit. Many of the alkalic igneous complexes in this belt have associated gold mineralization, and a number were mined economically. To date only Cripple Creek is classified as a “giant” ore deposit.

REE mineralization occurs in the north-central core of the Bear Lodge dome, which consists of multiple intrusions of alkaline igneous rocks, and a variety of associated breccias.  REE mineralization of the Bear Lodge district is hosted by carbonatitic intrusive bodies that are similar to other REE-bearing carbonatites scattered around the world. The Mountain Pass deposit in California is the largest REE-bearing carbonatite in North America, and it was one of the world’s two principal sources of REE metals for many years.

The Bear Lodge alkaline rocks share many attributes with the Cripple Creek complex in Colorado and has potential to host gold deposits. The Cripple Creek alkaline-igneous complex may be more deeply eroded, and it hosts a deposit that is reported to have produced more than 23 million ounces of gold since its discovery in 1878. Gold occurs mostly in narrow vein sets over a vertical range in excess of 1,000 meters; however, economically important disseminated gold mineralization occurs very near the surface in hydrothermal breccias and low-grade, bulk-tonnage deposits.

Rare Earths

A study of the Bear Lodge Mountains by the US Geological Survey (M.H. Staatz, 1983, USGS Professional Paper 1049-D) stated an opinion that the range contains one of the largest occurrences of disseminated REE in North America. Virtually all of these REE occurrences in the Bear Lodge area are controlled by Rare Element’s claims.

REE mineralization is contained in carbonatite dike swarms mainly within and adjacent to the margin of intrusive breccias in the Bull Hill area. In the near-surface zone of weathering and oxidation, these dikes are altered to iron oxide-manganese oxide-REE-bearing bodies that are designated as “FMR” dikes or veins that are interpreted to transition into REE-bearing carbonatite (a high-carbonate igneous rock) with depth. FMR is named for its principal components, iron oxide (FeOx), manganese oxide MnOx), REE minerals. Petrographic studies identify the FMR dikes and veins as intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to a depth range of 300 – 600 feet (about 90 – 180 m) and moderately weathered for another 100 ft (30 m) or so. FMR/carbonatite dikes range in size from hairline veinlets to large dikes that reach 119 feet (36m) in width. At least three subparallel dike sets in the Bull Hill Southwest target are defined by drilling, and they are bordered by a stockwork of carbonatite dikes and veins. The dikes generally strike northwesterly and dip steeply to the southwest or northeast.

The REE occurrences at Bull Hill are surrounded by a number of widely distributed gold occurrences that are targeted for drilling by Newmont.

Gold

Gold mineralization occurs throughout the Bear Lodge intrusive complex in a variety of different mineralization styles. It is hosted in breccias, fracture-fault systems, suprajacent clastic and carbonate sedimentary rocks, and Precambrian granite.  The Bear Lodge system and the Cripple Creek system share the following attributes:

•

Tertiary in age,

•

Undersaturated phonolitic/trachitic magmatic affinity with multiple intrusive and hydrothermal events,

•

Numerous breccia bodies (including at least two diatremes),

•

High level of exposure,

•

Close association of gold mineralization with K-feldspar-pyrite alteration,

•

Near-surface oxidation that may continue to depths greater than 100 m.

Key aspects of the similarities with the Cripple Creek deposit are guiding the exploration strategy in the Bear Lodge district, and the Cripple Creek deposit serves as a geologic model for gold exploration at the Bear Lodge Property.

The Bear Lodge alkaline complex has numerous broad gold anomalies identified in soil and rock chip samples. All of the pre-Tertiary rock units are affected by widespread hydrothermal potassic alteration zones and a thick near-surface oxidized/weathered zone. Near-surface oxide gold occurs in several targets with opportunities for expansion, both laterally and at shallow depth, and there is potential for deeper high-grade feeders within the alkaline system.

Drill-hole Database

Rare Element obtained most of the geological and drilling data generated by various exploration companies and private claim owners over the past 40 years from Phelps Dodge Corporation. Once the joint venture agreement was signed between Rare Element and Newmont in 2006, Newmont organized nearly all of the exploration data into an electronic database compatible with a GIS format, and a copy of the database was provided to Rare Element. The Company then added all of the REE assay results to the database to ensure its accuracy and completeness. The current drill-hole database consists of 301 drill holes and 13,903 lines of assay data, including drilling done by Rare Element between 2004 and 2008.  Rare Element conducted its own drilling programs, and its personnel work closely with Newmont in its exploration program in order to more fully understand: 1) the geology of the alkaline-igneous system, 2) the distribution of rare-earth mineralization, and 3) the context of the historic data.  Detailed geologic mapping, trenching, and surface sampling are being used by Newmont in collaboration with Rare Element to identify low-grade gold mineralization and potential feeder structures, where higher gold grades may be found. Interpretations of these data allow the projection of the mineralized zones into untested targets beneath, or lateral to, areas where much of the previous drilling was conducted.

Mineral Resources

Mineral resource estimation was done using nearest-neighbor assignment (“NN”), which is the block-modeling equivalent of classical geometric methods such as polygonal and cross-sectional estimation.  The NN estimation method was chosen because it is simple to apply, it provides a good geometric analog to the dike swarms, and given the preliminary nature of this estimate does not make strong assumptions regarding the continuity of individual dikes or the geostatistical parameters of the deposit.  All resources are classified as inferred due to the widely spaced drilling and the uncertainty in other resource parameters, such as: density, the difficulty of verifying early assays that were done by x-ray fluorescence spectroscopy, and the lack of down-hole surveys and accurate collar surveys for some holes.

The NN estimation method provides the advantage of being unbiased on an overall basis, when the resource is summarized at a zero cutoff grade.  A disadvantage of the NN estimation method is that the grade distribution is not adjusted for volume-variance effects and dilution may be underestimated at some cutoff grades.  In the case of the carbonatite dikes, however, the vast majority of the dikes have REO grades above the base case cutoff of 1.5% REO and volume-variance effects are expected to be minimal.  Geometric, edge-effect dilution was included in the estimates, however, by compositing the drill holes to nominal 10-foot lengths before grade estimation.  The resource model thus includes dilution that is appropriate to highly selective open-pit mining and/or underground mining with a minimum mining width of 10-feet.

The NN estimation used the Datamine 3D rectangular search method, in which the search volume was a thin rectangular slice with search distances of 300x300x10 feet that was dipping 65° at an azimuth of 214°.  This search pattern creates bands of mineralization in the block model that strike N56W and dip 65° to the southwest.

Total mineral resources are summarized in Table 01, using the base case cutoff grade of 1.5% REO.  The distribution of resources is nominally 50% oxidized and 50% transitional plus non-oxidized material.  The sensitivity of the mineral resource to cutoff grade is shown graphically in Figure 0-2 and Figure 0-3.

Table -
Base Case Resource Summary

All Mineral Resources Are Classified as Inferred
Ore Type	Cutoff (%REO)	Short Tons Mineral Resource (1,000,000’s)	Grade (%REO)	Pounds REO (1,000,000’s)
Oxide	1.5	4.56	4.29	391
Transitional	1.5	1.14	4.50	103
Non-Oxidized	1.5	4.12	3.71	306
Total	1.5	9.83	4.07	800

Figure 0-2

Mineral Resource Tonnage and Pounds of Contained Rare Earth Oxides versus Cutoff Grade

Figure 0-3
Mineral Resource Tonnage and Grade versus Cutoff Grade

Other Important Considerations

Rare Element’s Bear Lodge Property rare-earths deposits are enriched in the “light” REE (lanthanum, cerium, praseodymium, neodymium, and samarium, plus yttrium and gadolinium). Five of these, cerium, lanthanum, neodymium, praseodymium, and samarium, listed in decreasing abundance, make up nearly 98% of the Bear Lodge REE distribution. Neodymium, praseodymium, and samarium are the most valuable of the five. Market projections indicate that future lanthanum and neodymium consumption is expected to increase rapidly in the coming years.

There are no known significant social, political, or environmental issues related to the property at this time that would adversely affect exploration, development, or production. Rare Element and, more recently, Newmont encountered no difficulties in permitting for exploration and drilling programs, although Newmont’s current environmental assessment (EA) was a lengthy process. Rare Element’s 2004 – 2008 REE exploration drilling comprises twelve core holes. Twenty six holes of RC and core drilling were completed on Sundance Gold Venture property by Newmont during two programs in 2006 and 2007. The holes were drilled to confirm and expand near-surface disseminated gold mineralization.

Conclusions and Recommendations

Accessibility and logistical issues are favourable for mine development if an economic discovery is made and development is supported by a positive feasibility study.  Potential problems that could affect the progress and success of the program include issues of mineral rights on select land areas adjacent to the Sundance Gold Venture claim block (placer claims and federal withdrawn areas), relative distributions of the supergene oxidation zone and extent of mineralization, and their effects on extractive metallurgy, and coordinated environmental opposition that has yet to surface.  Representatives of Rare Element reviewed currently available data and determined that none of these potential problems are significant enough to discourage exploration at this time. The principal author of the Technical Report is in accord with this view. New data generated by Rare Element and Newmont should be monitored on an ongoing basis to identify potential problems that could affect the exploration and potential development of the property. The Company should continue its acquisition of all historical project data that come available.

The authors of the Technical Report concluded that the Bear Lodge Property has favourable geologic characteristics that indicate sufficient potential to justify further exploration and project evaluation for both rare-earth mineralization and gold mineralization. The first part of the first phase of work would consist of metallurgical testing of core samples to determine a preferred method of concentrating the REE minerals at a cost of US$77,800. Near-surface oxide gold occurrences have opportunities for expansion both laterally and at shallow depth, and there is potential for deeper high-grade feeders within the alkaline system.  REE mineralization also has shallow and deep potential, and the transitional and non-oxidized material may be of higher priority because the metallurgy is expected to be less complex. Testing of these shallow and deeper rare-earth targets as a second part of the first phase would initially require a 20,000-foot (6,000 m) core drilling program at an estimated cost of approximately US$1,903,000 including follow-up metallurgical testing and drilling as required. Exploration of additional targets in a second phase would require an 8,000-foot (2,400 m) core drilling program and follow-up metallurgical testing at an estimated cost of $739,250.

Recommendations for continuing work on the Bear Lodge Project, listed in general order of priority, are set out below. The information in this section has been updated to reflect recommendations that have been already been completed as of the date of this AIF:

1.

Continue testing metallurgical samples for amenability to process REE minerals.

Metallurgical testing has been conducted and the recovery has been improved as announced by the Company last summer. While progress is being made, work is continuing at Mountain States R&D International (“MSRDI”).

2.

Drill deeper non-oxide targets in the Bull Hill Southwest target area for the following:

(a)

Mineral resource delineation and upgrading of resource category.

(b)

Mineral resource expansion.

(c)

Collection of samples for metallurgical testing (including large-diameter core).

The drill program was completed in the fall and will resume this summer. The Bull Hill Southwest target is still a main target and holes were drilled at that site, some of which have already been announced. The second batch of drill results is expected to be out shortly, with the final batch to follow in a few weeks. The Company will then update its resource report, which is planned for early April, 2010.

3.

Drill shallow oxide targets in the Bull Hill Southwest target area for the following:

(a)

Shallow mineral resource delineation and upgrading of resource category.

(b)

Shallow mineral resource expansion.

(c)

Collection of samples for metallurgical testing (including large-diameter core).

The shallow oxide targets were drilled in the fall and the first batch of results were announced in December, with two more batches of assays to be announced as noted above. As a result, the Company expects that a portion of the updated resource estimate will be moved from Inferred to Measured and Indicated.  A significant sized sample was collected for metallurgical testing and was sent to MSRDI in Phoenix for continuing metallurgical test work.

4.

Explore additional targets outside main resource area, such as Bull Hill Northwest, and delineate a resource.

The Bull Hill Northwest target has holes planned. That program is expected to be finished in the summer of 2010.

5.

Collect and prepare samples for use as property-specific reference samples.  Submit sample pulps to at least three laboratories for round-robin assaying to establish a reference grade.

The reference samples were prepared and were submitted to three labs and a report of the results has been received.

6.

Drill deeper conceptual targets—search for a carbonatite plug and higher grade zones at depth beneath carbonatite stockworks.

The deeper drill was completed in a few holes but the targeting of the carbonitite plug was not finished. The Company expects to finish this work in the summer of 2010.

7.

Expand testing of metallurgical samples for amenability to process and produce a saleable REE product.

8.

Complete detailed drilling of shallow mineral resources, especially of better grade and thicker resource areas for early mining.

9.

Complete a scoping study with preliminary project engineering and economics.

A scoping study has been commenced and is currently in progress. The

Company hopes to have a preliminary report by July, 2010.

10.

Look seriously for a potential partner with expertise in beneficiation of rare earths and/or a downstream REE user.

11.

Conduct research on the marketing and sale of potential products from a future REE mine at Bear Lodge.

The Company has engaged Dudley Kingsnorth of Industrial Minerals Company of Australia to

assist it with preparation for future sales of REE.

Figure No. 1

Bear Lodge Property

Location Map

Figure No. 2

Bear Lodge Project and Sundance Project

Property Map

Eden Lake Property – Manitoba, Canada

Acquisition Details

On October 30, 2009, the Company signed a definitive purchase and sale agreement to acquire 100% of the Eden Lake Property from VMS Ventures for payment of 300,000 common shares. The Eden Lake Property is subject to a 3% NSR royalty to Strider Resources. The Company also has the right to buy 50% of the 3% NSR for a cash payment of CDN$1,500,000 and has paid a finder’s fee of 20,000 common shares to two parties for this acquisition.

On November 13, 2009, the Company signed a letter of intent with Medallion whereby the Company agreed to grant to Medallion the Medallion Option to earn a 65% interest in a joint venture to explore the Eden Lake Property.  As of the date of this AIF, both the Company and Medallion have completed their respective due diligence on the Eden Lake Property and are close to executing a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture.

For Medallion to acquire and maintain the Medallion Option to earn a 65% joint-venture interest in the Eden Lake Property, Medallion must complete, over a five-year period, the following cash and share payments to the Company and the following Eden Lake Property exploration work-commitment expenditures:

Five-Year Option to earn 65% interest in Joint Venture to Explore Eden Lake Property	Cash Payment CDN$	Medallion’s common shares	Property Work Commitment CDN$
Upon signing of the letter of intent	$25,000
Upon signing of the definitive agreement	$25,000
Upon the approval of the TSX Venture Exchange	$50,000	200,000
End of first year	$50,000	200,000	$250,000
End of second year	$100,000	200,000	$500,000
End of third year	$200,000	200,000	$500,000
End of fourth year	$500,000	500,000	$500,000
End of fifth year	$500,000	500,000	$500,000
TOTAL	CDN$1,450,000	1,800,000	CDN$2,250,000

Property Description and Location

The Eden Lake REE Project consists of 8 claims for a total of 1,871 hectares.  It is located 35 kilometers northwest of Leaf Rapids, Manitoba.

Property History

In 2003, VMS Ventures, under its former name of Rare Earth Metals Corp., performed detailed geological mapping, sampling, and petrographic studies that led to the discovery of an extensive area (approximately 8 square kilometers) of hydrothermal stock-work veining, magmatic carbonatite dikes, and breccia exposed in outcrop. Carbonatite dikes and plugs were discovered at three locations, and the property geology has characteristics that suggest a large carbonatite complex.

REE-enriched minerals identified in petrographic studies include strontium-REE-apatite, britholite, allanite, and REE mineral inclusions in andradite garnet. REE enrichments occur in all hydrothermally metasomatized rocks. The highest REE concentrations encountered by VMS are in the carbonatite dikes and in hydrothermal REE-rich veins. VMS also discovered heavy REEs (Eu-Lu) on the project during their field work. Rare Element will be evaluating the carbonatite complex, which may have similarities to the Company’s Bear Lodge Project, and the heavy rare earths plus yttrium in the hydrothermal veins.

A drill program was completed on the Eden Lake REE Project in 2006, and the holes provided additional favorable geologic indications for a carbonatite complex, but without hitting significant REE grades. Six holes for a total of 765 meters were drilled in the northeastern half of the 8 square kilometer zone of intensely altered rocks. Most of the favourable targets have not been adequately tested, and additional exploration of the project for yttrium and heavy rare earths is warranted.

Nuiklavik Property – Newfoundland, Canada

Acquisition Details

Rare Element acquired 100% of the Nuiklavik Property on January 6, 2010 for payment of 200,000 common shares. The Nuiklavik Property is subject to a gross overriding royalty of 2% to Altius Resources.

Property Description and Location

The property is located approximately 25 kilometers from tide water and 50 kilometers from the community of Hopedale, Labrador, Canada.

Property History

Altius Resources initiated the project in 2006 to target volcanic-hosted uranium-type deposits.  Previous work in the 1980’s and 1990’s by the Geological Survey of Newfoundland and Labrador (“GSNL”) included regional lake-sediment sampling, mapping, and various follow-up geochemical studies targeting lake-sediment anomalies. The GSNL identified and documented twenty-four yttrium-zirconium-niobium-REE, fluorine and base-metal occurrences at Nuiklavik and prepared reports which investigated REE enrichment within the Nuiklavik volcanic rocks.

The geology underlying the Nuiklavik Property comprises Precambrian peralkaline volcanic and plutonic rocks. The area is geologically similar in age and geochemical character to the Strange Lake peralkaline complex, which hosts the Strange Lake REE deposit. Both the intrusive suite at Nuiklavik and the Strange Lake complex comprise circular-shaped features of peralkaline granite with elevated Zr‐Y‐Nb and REE geochemical signatures.

More recent work by Altius Resources included a high resolution helicopter-borne magnetic and radiometric survey with follow up geological mapping and prospecting. This work by Altius Resources over two field seasons resulted in the discovery of numerous additional uranium and rare-earth occurrences in both volcanic rocks and felsic dikes which cut the overlying volcanic package. Limited sampling of the felsic dikes and other felsic intrusive rocks by Altius Resources yielded up to 1.4% zirconium oxide, 1.27% yttrium oxide, 1.15% niobium oxide, and 1.1% total rare-earth oxides with heavy REE representing up to 67% of the total rare-earth-oxide component.

Risk Factors

Rare Element Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  For Rare Element’s fiscal year ended June 30, 2009, the Company’s net loss was ($1,254,187).  The Company’s accumulated deficit at June 30, 2009 was ($5,377,562).  At June 30, 2009, the Company’s cash position was $2,334,145 and the Company’s working capital position was $2,345,857.  Subsequently, the Company completed two private placements in July 2009 and September 2009, raising a total of CDN$4,800,000.  Management believes that based on its current working capital position, the Company will be able to continue operations at least through the end of fiscal 2010 without raising additional capital either through debt or equity financing.

Rare Element’s Limited Financial Resources Will Require the Company to Seek Additional Funding.  Potentially Diluting Existing Shareholders or Increasing Financial Risk Thorough Debt Issuance.

Rare Element has limited financial resources.  There is no assurance that the Company will be able to generate funds from operations or to obtain sufficient financing in the future on terms acceptable to it.  The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.  Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.  The most likely source of future financing presently available to the Company is through the sale of the Company’s common shares.  Any sale of common shares will result in dilution of equity ownership to existing shareholders.  This means that if the Company sells common shares, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.  Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments.  Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued.  Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Price Volatility of Rare Element’s Publicly Traded Securities Could Adversely Affect Investor’s Portfolios.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  It may be anticipated that any quoted market for the common shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

Foreign currency fluctuations may have a negative impact on the Company’s financial position and results.

The Company’s property interests in United States make it subject to foreign currency fluctuations that may adversely affect the Company’s financial position and results.  As the Company maintains its accounts in Canadian dollars, any appreciation in US Dollar against the Canadian Dollar will increase the Company’s costs of carrying out operations in the United States.  Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations.

No History of Dividends.

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  Payment of any future dividends, if any, will be at the discretion of the board of directors of the Company after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Rare Element’s Insiders Control a Material Percentage of Common Shares Outstanding; Potentially Adversely Affecting Investor’s Influence Over Corporate Affairs.

The Company’s officers and directors, in the aggregate, beneficially own 7.52% of the Company’s issued and outstanding Common Shares, on an undiluted basis, based on 29,496,236 common shares issued and outstanding as of the date of this AIF.  As a result, they have the ability to influence matters affecting the Company’s shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares.  Due to the Company’s officers, directors and principal shareholders control over such shares, investors may find it difficult to replace the management if they disagree with the way the Company’s business is being operated.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Rare Element’s Stockholders.

Because the success of Rare Element is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted.  As of the date of this AIF, there are 2,546,000 share purchase options outstanding, which, if exercised, would result in an additional 2,546,000 common shares being issued and outstanding.

Rare Element is Dependent on Key Personnel and the Absence of Any of These Individuals Could Adversely Affect the Company.

The success of the Company is currently largely dependent on the performance, retention and abilities of its directors, officers, employees and management.  The loss of the services of these persons could have a material adverse effect on the Company’s business and prospects.  There is no assurance that the Company can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business.  Failure to do so could have a material adverse affect on the Company and its prospects.  The Company lacks “key man” life insurance policies on any of its officers or employees.

Competition for additional qualified management is intense, and the Company may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to the Company.  Management personnel are currently limited and they may be unable to manage the Company’s expansion successfully and the failure to do so could have a material adverse effect on the Company’s business, results of operations and financial condition.  The Company has not entered into non-competition agreements.  As the Company’s business is substantially dependent upon the directors, executive officers and consultants of the Company, the lack of non-competition agreements poses a significant risk to the Company in the event such persons were to resign or be terminated from such positions.  Under such circumstances, such persons may provide confidential information and key contacts to the Company’s competitors and the Company may have difficulties in preventing the disclosure of such information. Such disclosure would have a material adverse effect on the business and operations of the Company.

The Company’s Directors/Senior Management Are Engaged in Other Businesses.  Potential Conflicts of Interest and Other Obligations of Management Could Interfere With Corporate Operations.

Most of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA and other applicable legislation.  Some of the directors and officers of the Company are or may become directors or officers of other entities engaged in other business ventures.  In order to avoid the possible conflict of interest which may arise between the directors and officers’ duties to the Company and their duties to the other entities they are involved, the directors and officers of the Company have been advised as follows by the Company: participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.  The Company’s directors and officers are, or may become, involved in other business activities.  As a result of their other business endeavors, the Company’s directors and officers may not be able to devote sufficient time to the Company’s business affairs, which may negatively affect its ability to conduct ongoing operations and to generate revenues.  In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers’ other business interests.

Mineral resource exploration and development is a high risk, speculative business.

Mineral resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new properties and to develop the infrastructure, mining and processing facilities at any site chosen for mining.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized by the Company or that any identified mineral deposit identified by the Company will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond the Company’s control and any one of which may have an adverse effect on the Company’s financial condition and operations.

The operations in which the Company has a direct or indirect interest will be subject to all of the hazards and risks normally incidental to resource companies.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, the Company could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, the Company may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on the Company’s financial condition and operations, and correspondingly on the value and price of the Company’s common shares.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of Mineral Reserves.

The commercial feasibility of the Company’s properties and its ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and silver. Depending on the price to be received for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or silver may prevent our properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond the Company’s control, including, among others:

•

international economic and political conditions,

•

expectations of inflation or deflation,

•

international currency exchange rates,

•

interest rates,

•

global or regional consumptive patterns,

•

speculative activities,

•

levels of supply and demand,

•

increased production due to new mine developments,

•

decreased production due to mine closures,

•

improved mining and production methods,

•

availability and costs of metal substitutes,

•

metal stock levels maintained by producers and others; and

•

inventory carrying costs.

The effect of these factors on the price of precious and base metals cannot be accurately predicted. If the price of gold and silver decreases, the value of the Company’s assets would be materially and adversely effected, thereby materially and adversely impacting the value and price of the Company’s common shares.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The quantification of Mineral Resources is based on estimates and is subject to great uncertainty.

The calculations of amounts of mineralized material are estimates only. Actual recoveries of gold and silver from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold and silver price may affect the economic viability of a mineral property. In addition, there can be no assurance that gold and silver recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding pilot plant tests for metallurgy and other factors there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that a mine may not prove to be commercially viable.

Until an un-mined deposit is actually mined and processed, the quantity of Mineral Reserves, Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, percent extraction of those Mineral Reserves recoverable by underground mining techniques or stripping ratio for those Mineral Reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular.

Many industries, including the precious and base metal mining industry, are impacted by global market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, changes in interest rates and tax rates may adversely affect the Company’s growth and profitability potential. Specifically:

•

the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•

the volatility of gold and silver prices may impact the Company’s future revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities, which may impact the Company’s ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Until the recent events in the global financial markets, increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry, led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor that must be built in to the economic model for any mining project. Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects. Such increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

The Company faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on the Company’s financial condition and operations.

The mineral resource industry is intensively competitive in all of its phases, and the Company must compete with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration in the future.

The Company’s exploration efforts may be unsuccessful.

Resource exploration and, if warranted, development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production.

There is no certainty that the expenditures that have been made and may be made in the future by the Company related to the exploration of the Company’s properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Mineral Resource estimates are not indicative of actual gold and silver that can be mined.

If the Company is unable to develop acceptable overall recovery levels, the Bear Lodge Property may not be a viable project and the Company will have to continue to explore for a viable deposit or cease operations.

Recovery levels for gold and silver are based upon metallurgical testing of samples taken from drill samples. Numerous factors may affect the recoverability of REE and gold from any given rock and tests of such samples may not be representative of recoveries to be obtained from the entire deposit. The Company’s overall REE or gold metallurgical recoveries may not be adequate for the Bear Lodge Property deposits to be commercially viable.

The Company has limited history as an exploration company and does not have any experience in putting a mining project into production.

The Company has only been actively engaged in Mineral Resource exploration since July 25, 2003. The Company does not hold any Mineral Reserves and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate and develop commercially viable Mineral Reserves, which may never happen. Further putting a mining project into production requires substantial planning and expenditures and the Company does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a longer or more proven history.

The Company expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of the Company’s common shares to decline.

The Company has incurred net losses every year since inception on June 3, 1999 and as of June 30, 2009 had an accumulated deficit of ($5,377,562). The Company incurred a net loss of ($1,254,187) for the year ended June 30, 2009 and ($853,866) for the year ended June 30, 2008. The Company currently has no commercial production and has never recorded any revenues from mining operations.  The Company expects to continue to incur losses, and will continue to do so until such time, if ever, as the Company’s properties commence commercial production and generate sufficient revenues to fund continuing operations.

The development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as the Company adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, the Company’s acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Company’s control. The Company may never generate any revenues or achieve profitability. If the Company does not achieve profitability, it  will have to raise additional funds through future financings or shut down its operations.

The Company’s title to its mineral properties and the Company’s validity may be disputed in the future by others claiming title to all or part of such properties.

The Company’s properties consist of various mining concessions in the USA. Under US law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of the Company’s ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of the Company’s mineral properties could have an adverse effect on the Company.  Even if a claim is unsuccessful, it may potentially affect the Company’s current operations due to the high costs of defending against such claims and their impact on senior management’s time.

The Company’s properties are located in the USA, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for the Company’s operations in the US.

Most of the Company’s properties, including its principal project, the Bear Lodge Property, are located in the USA. The USA has in the past been subject to political changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s mineral exploration and mining activities in the USA may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintaining the Company’s properties.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and United States dollar. Fluctuations in foreign exchange rates for the United States dollar versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar working capital balances held by the Company. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

It may be difficult for the Company to obtain necessary financing for its planned exploration or development activities because of its location in the USA. Also, it may be difficult to find and hire qualified people in the mining industry who are situated in the USA or to obtain all of the necessary services or expertise in the USA or to conduct operations on the Company’s projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the USA, the Company may need to seek and obtain those services from people located outside of the USA which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in the USA.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or future profitability.

The Company is subject to numerous government regulations which could cause delays in carrying out the Company’s operations, and increase costs related to the Company’s business.

The Company’s mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with the Company’s business or prevent the Company from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company’s operations.

The Company’s success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of such key personnel, through incapacity or otherwise, would require the Company to seek and retain other qualified personnel and could compromise the pace and success of the Company’s exploration activities. The Company does not maintain key person insurance in the event of a loss of any such key personnel.

The Company does not have a full staff of technical people and relies upon outside consultants to provide critical services.

The Company has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as they are required to carry out specific tasks. The Company’s inability to hire the appropriate consultants at the appropriate time could adversely impact the Company’s ability to advance its exploration activities.

DIVIDENDS

The Company has no fixed dividend policy and the Company has not declared any dividends on its common shares since its incorporation, nor has it any present intention of doing so.  The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties.  The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a company has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. Other than lack of available funds, there are no restrictions on the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value.  As of the date of this AIF, there are 29,496,236 common shares issued and outstanding.  In addition: (i) 2,546,000 common shares are reserved for issuance pursuant to the exercise of stock options granted to directors, officers, employees and consultants of the Company; and (ii) 2,570,500 common shares are reserved for issuance pursuant to the exercise of share purchase warrants.

All of the issued common shares of the Company are fully paid and non-assessable.  Each common share entitles the holder thereof to one vote per share at all meetings of shareholders.  All of the common shares issued rank equally as to dividends, voting rights and distribution of assets on winding up or liquidation.  Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities.  There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company.

MARKET FOR SECURITIES

Market

The Company’s common shares are listed and posted for trading on the TSXV under the symbol “RES”. The shares commenced trading on the TSXV on November 15, 1999.  The common shares also commenced trading in Europe on the Deutsche Bröse (Berlin), Frankfurt, and XETRA Stock Exchanges in April 2006 under the symbol “R8V”.

Trading Price and Volume

The Company’s common shares currently trade on the TSXV.  The table below presents the high and low sale prices for the common shares and trading volume, on a monthly basis, for the Company’s year ended June 30, 2009.

TSX Venture Exchange
Common Shares Trading Activity
Sales – Canadian Dollars (CDN$)

Month	High $	Low $	Volume
June, 2009	1.95	1.18	6,229,773
May, 2009	1.45	0.69	3,283,914
April, 2009	0.71	0.50	472,408
March, 2009	0.64	0.41	717,794
February, 2009	0.83	0.50	640,104
January, 2009	1.10	0.55	701,846
December, 2008	0.67	0.295	384,820
November, 2008	0.49	0.265	568,951
October, 2008	0.60	0.31	677,736
September, 2008	0.82	0.52	786,030
August, 2008	0.85	0.62	469,533
July, 2008	0.79	0.61	428,252

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director and officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned or controlled or directed, directly or indirectly, at present(1)	Percentage of Securities Held
DONALD E. RANTA Colorado, USA Director, President & Chief Executive Officer	President, Rare Element Resources Ltd.; consultant for various mining companies; 2004-06 Vice President – Exploration, Gryphon Gold Corp	October 1, 2007	50,000	0.17%
MARK T. BROWN(2) British Columbia, Canada Director & Chief Financial Officer	President, Pacific Opportunity Capital Ltd.	June 3, 1999	1,608,145(3)	5.45%
M. NORMAN ANDERSON British Columbia, Canada Director	President, Norman Anderson & Associates	July 17, 2003	50,000	0.17%
NORMAN W. BURMEISTER(2) Wyoming, United States Director	President, Saratoga Gold Company Ltd.	July 17, 2003	495,000	1.68%
STEPHEN P. QUIN(2) British Columbia, Canada Director	President, Capstone Mining Corp.	May 3, 2005	7,500	0.03%
GREGORY E. MCKELVEY Arizona, United States Director	President, Animas Resources Ltd.; consultant for various mining companies.	February 19, 2008	Nil	Nil
WINNIE WONG British Columbia, Canada Corporate Secretary	Vice President, Pacific Opportunity Capital Ltd.	N/A	9,500	0.03%

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2)

Member of the Company’s Audit Committee.

(3)

920,145 of these common shares are held by Pacific Opportunity Capital Ltd., a company of which Mark Brown is the President and a director, 45,000 of these common shares are held by a company 100% owned by Mark Brown and 643,000 of these commons shares are held by Mark Brown personally.

Term of Office

The term of office for the Company’s directors and officers and members of the Company’s audit committee expires at each annual general meeting.  The board of directors after each such meeting appoints the Company’s officers and committees for the ensuing year.

Share Ownership

As of the date of this AIF, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 2,220,145 common shares, which together represent approximately 7.52% of the Company’s issued and outstanding common shares before giving effect to the exercise of options or warrants to purchase common shares held by such directors and officers.  The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and officers of the Company as a group is based upon information furnished by the directors and officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, a director or executive officer of other company which, during such individual’s tenure:

(a)

was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemptions for a period exceeding 30 consecutive days;

(b)

was subject to an event that resulted, after the director of executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that issuer access to any statutory exemptions for a period exceeding 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

None of the directors, officers or promoters of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

All of the Company’s directors are also directors or officers of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

INFORMATION ON AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. The Company’s current audit committee consists of Mark T. Brown, Stephen P. Quin and Norman W. Burmeister.

Relevant Education and Experience

Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He is currently President of Pacific Opportunity Capital Ltd., a private company which provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises. Prior to joining Pacific Opportunity Capital Ltd., Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd. Eldorado Gold Corporation is currently listed on the Toronto Stock Exchange and the American Stock and Options Exchange and Miramar Mining Corporation was listed on the Toronto Stock Exchange before being acquired by Newmont Mining Corporation. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers. He is currently a director and /or officer of various other public companies.

Stephen P. Quin is a professional geologist with 29 years of international experience in exploration, mine development and operations and corporate development and was President and CEO of Sherwood Copper Corporation from September, 2005 until November, 2008 when it was acquired by Capstone Mining Corp. Mr. Quin is now Director, President and COO of Capstone Mining Corp. From 1987 to August 2005 Mr. Quin was Executive Vice President of Miramar Mining Corporation. Mr. Quin is a graduate in mining geology from the Royal School of Mines, London, and has over 29 years experience in exploration, mining and corporate affairs. Since 2008, he has been a Director of Capstone Mining Corp. (and of Sherwood Copper, its predecessor, since 2001), since 2008 a director of Bear Lake Gold Ltd. (and its predecessor Maximus Ventures Ltd. since 2006); since 2006, a Director of Kimber Resources Inc.; since 2005, a Director of Mercator Minerals Ltd.; and since 2008, a Director of Troon Ventures Ltd.

Norman W. Burmeister graduated from the Colorado School of Mines in Mining Geology in 1961 and has over 40 years of experience in the mining industry. He holds a professional engineer license from the Association of Professional Engineers and Geoscientists of British Columbia. He was Chief Geologist for Silver Standard Resources from 1965 to 1978. In 1980 he founded Bull Run Corporation and served as its Chairman/CEO until 1992. During that period Bull Run successfully found, explored and developed a significant gold mine in Elko County, Nevada. From 2003 to 2007, he was President/CEO/Director of Bayswater Uranium Corp. From 2003 to 2005, he was President/CEO of the Company and its predecessor companies. Since 2006, he has been President/CEO/Director of Saratoga Gold Company Ltd.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this AIF.

Independence

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

A majority of the members of the Company’s audit committee, are independent as that term is defined. Mark Brown is not considered independent. As a “venture issuer”, the Company is not required to have all independent directors on its audit committee.

Financial Literacy

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)

an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company to DeVisser Gray, Chartered Accountants, for services rendered in the last two fiscal years:

	2008	2009
DeVisser Gray
Audit Fees	CDN$15,000	CDN$15,000
Audit-Related Fees	N/A	N/A
Tax Fees	N/A	N/A
All Other Fees	N/A	N/A
TOTAL	CDN$15,000	CDN$15,000

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Neither the Company nor its subsidiaries is a party, nor are any of the Company’s properties or holdings, subject to any legal proceedings, current or pending, which may materially affect the Company’s operating results, financial position or property ownership. Management has no knowledge of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

Regulatory Actions

The Company has not:

(a)

had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year and up to the date of this AIF,

(b)

had any other penalties or sanctions imposed against it by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision,

(c)

entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year and up to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company, other than the following:

1.

Effective October 1, 2009, Donald E. Ranta receives monthly compensation of $12,000 for his services as Chief Executive Officer, pursuant to a management consulting agreement with the Company.

2.

During the year ended June 30, 2009, $103,456 was charged for management fees by Mr. Ranta.

3.

During the year ended June 30, 2008, $69,017 was charged for management fees by Mr. Ranta.

4.

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown, a director and officer of the Company, is the president and director.  A total of $114,286 was invoiced by POC for management and accounting services rendered and for the services of Mark T. Brown, the Chief Financial Officer, and four other staff at POC for the year ended June 30, 2009.

5.

During the year ended June 30, 2008, $101,938 was charged by POC for accounting, management fees and rent.

6.

During the year ended June 30, 2007, $95,186 was charged by POC for accounting, management fees and rent.

7.

During the year ended June 30, 2008, $55,861 was charged for management fees by Blue Herron Productions Inc. (“Blue Herron”), a private company controlled by Bill Bird, the former president of the Company.

8.

During the year ended June 30, 2007, $74,238 was charged for management fees by Blue Herron.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Investor Services Inc. (“Computershare”). Computershare’s register of transfers for the Company’s common shares is located at its principal offices in Vancouver, BC, at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, and in Toronto, Ontario, at 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1.

MATERIAL CONTRACTS

No material contracts were entered into by the Company or its wholly owned subsidiaries since the beginning of the Company’s fiscal year ended June 30, 2009 or were entered into prior to such fiscal year, and are still in effect as of the date of this AIF, other than the Joint Venture Agreement dated June 14, 2006 between Rare Element and Newmont on the Bear Lodge Property. See “General Development of the Business”.

A copy of the material contract set out above has been filed with the regulatory authorities and is available for review on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

Name of Experts

The audited consolidated financial statements of the Company for the year ended June 30, 2009 have been audited by DeVisser Gray LLP, Chartered Accountants, 905 West Pender Street, #401, Vancouver, British Columbia, Canada  V6C 1L6, as stated in their report. DeVisser Gray LLP, Chartered Accountants is independent in accordance with the Rules of Professional Conduct of British Columbia, Canada.

Alan C. Noble, P.E. of Ore Reserves Engineering in association with James G. Clark, Ph.D. L.Geo. and Donald E. Ranta, Ph.D., C.P.G. of Rare Element prepared the Technical Report entitled “Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project” dated April 10, 2009, as amended and restated on April 10, 2009 and filed on SEDAR on June 29, 2009. Donald E. Ranta, Ph.D, P.Geo., serves the Board of Directors of the Company as an internal, technically Qualified Person.

Interests of Experts

To the best of management’s knowledge, none of the above named experts hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company’s associates or affiliates other than Donald Ranta, who owns 50,000 common shares of the Company and holds 495,000 stock options convertible into common shares of the Company and James G. Clark, Ph.D. L. Geo. who holds 80,000 common shares convertible into common shares of the Company.

ADDITIONAL INFORMATION

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of the Technical Report and the amended and restated Technical Report prepared for the Company in respect of the Company’s Bear Lodge Property described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s information circular for its annual general meeting held on December 7, 2009, which is available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended June 30, 2009.

SCHEDULE “A”

RARE ELEMENT RESOURCES LTD.
(the “Company”)

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)

review and report to the board of directors of the Company on the following before they are published:

(i)

the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii)

the auditor’s report, if any, prepared in relation to those financial statements,

(b)

review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,

(c)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(d)

recommend to the board of directors:

(i)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)

the compensation of the external auditor,

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g)

monitor the management of the principal risks that could impact the financial reporting of the Company,

(h)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i)

pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor,

A-2

(j)

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company’s board of directors, a majority of whom will be independent.  Independence of the Board members will be as defined by applicable legislation and as a minimum each independent committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.

reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

2.

reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.